

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

July 13, 2009

James W. Swent III
Chief Financial Officer
ENSCO International Inc.
500 North Akard Street, Suite 4300
Dallas, TX 75201

>   **Re: ENSCO International Inc.**
>   **Definitive Schedule 14A**
>   **Filed April 14, 2009**
>   **File No. 1-08097**

Dear Mr. Swent:

We have completed our review of your filings and have no further comments at this time.

Please contact John Lucas at (202) 551-5798 or, in his absence, John Madison at (202) 551-3296 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director